Boots & Coots, LLC	7908 N Sam Houston Pky W, Suite 500 Houston, Texas 77064
September 17, 2010
Via EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Boots & Coots, LLC Request for Withdrawal Registration Statement on Form S-3 Registration No. 333-163143
Ladies and Gentlemen:
          Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Boots & Coots, LLC, a Delaware limited liability company and successor by merger to Boots & Coots, Inc., Boots & Coots Services, L.L.C., a Texas limited liability company, Boots & Coots Special Services, Inc., a Texas corporation, Hell Fighters, Inc., a Texas corporation, IWC Engineering, Inc., a Texas corporation, Boots & Coots Services, Inc., a Delaware corporation, Elmagco, Inc., a Delaware corporation, HWC Limited, a Louisiana corporation, Snubco USA, Inc., a Wyoming corporation, Stassco Holdings, Inc., a Wyoming corporation, Stassco Pressure Control, LLC, a Wyoming limited liability company, J.W. Wright, Inc., a Texas corporation (collectively, the “Registrants”), hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrants’ Registration Statement on Form S-3 (Registration No. 333-163143), together with all amendments and exhibits thereto (the “Registration Statement”).
          On September 17, 2010, pursuant to an Agreement and Plan of Merger, dated as of April 9, 2010, by and among Halliburton Company, a Delaware corporation (“Halliburton”), Gradient, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Halliburton (“Merger Sub”), and Boots & Coots, Inc., Boots & Coots, Inc. merged with and into Merger Sub (the “Merger”), with Merger Sub surviving as a direct, wholly owned subsidiary of Halliburton that has been renamed Boots & Coots, LLC. As a result of such merger, the Registrants request that the Commission consent to the withdrawal of the Registration Statement on the grounds that such withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477 under the Securities Act. The Registrants confirm that no securities have been issued or sold pursuant to the Registration Statement.

          In accordance with the foregoing, the Registrants hereby respectfully request that the Commission issue a written order granting the withdrawal of the Registration Statement.
          Please send copies of any written order granting the withdrawal of the Registration Statement to the undersigned at 3000 North Sam Houston Parkway East, Houston, Texas 77032, with a copy to Eric Swanson of Baker Botts L.L.P. at 910 Louisiana Street, Houston, Texas 77002, facsimile number (713) 229-7756. If you have any questions regarding this request for withdrawal, please call Eric Swanson at (713) 229-1856. Thank you for your attention to this matter.

Sincerely,

BOOTS & COOTS, LLC, (successor by merger to Boots &
Coots, Inc.)
BOOTS & COOTS SERVICES, L.L.C.
BOOTS & COOTS SPECIAL SERVICES, INC.
HELL FIGHTERS, INC.
IWC ENGINEERING, INC.
BOOTS & COOTS SERVICES, INC.
ELMAGCO, INC.
HWC LIMITED
SNUBCO USA, INC.
STASSCO HOLDINGS, INC.
STASSCO PRESSURE CONTROL, LLC
J.W. WRIGHT, INC.

By:	/s/ Mark A. Krutsinger
	Name:	Mark A. Krutsinger
	Title:	Vice President Commercial Law and Assistant Secretary

2